SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. )

Filed by the Registrant |_|
Filed by a Party other than the Registrant |X|

Check the appropriate box:

|X| Preliminary Proxy Statement
|_| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                                 Cortech, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                      Asset Value Fund Limited Partnership
--------------------------------------------------------------------------------
                   (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

|_| $125 per Exchange Act Rule 0-11(c)(1)(ii), 14a-6(i)(1) or 14a-6(j)(2).
|_| $500 per each party to the controversy pursuant to
    Exchange Act Rule 14a-6(i)(3).
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11. |X| No fee required

1) Title of each class of securities to which transaction applies:

   Common Stock
   -----------------------------------------------------------------------------

2) Aggregate number of securities to which transaction applies:

   -----------------------------------------------------------------------------

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:*

   -----------------------------------------------------------------------------

4) Proposed maximum aggregate value of transaction:

   -----------------------------------------------------------------------------

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    1) Amount previously paid:
                               -------------------------------------------------
    2) Form, Schedule or Registration No.
                                         ---------------------------------------

    3) Filing party:
                    ------------------------------------------------------------

    4) Date filed:
                    ------------------------------------------------------------

___________
*Set forth the amount on which the filing fee is calculated and state how it was determined.

(032796DTI)

REVISED PRELIMINARY OPPOSITION PROXY STATEMENT                     July __, 1998

                         ANNUAL MEETING OF STOCKHOLDERS
                  OF CORTECH, INC. ("Cortech" or "the Company")

             ASSET VALUE FUND LIMITED PARTNERSHIP ("Asset Value 1")
                        (a Delaware limited partnership)

     This Proxy Statement and the enclosed white proxy card are being sent by Asset Value on or about __________, 1998 in connection with its solicitation of proxies at the Annual Meeting of Stockholders being held by Cortech at 9:00 a.m. local time at the Renaissance Hotel, 3801 Quebec Street, Denver, Colorado on September 4, 1998 (the "Meeting"). THIS MEETING WAS ORDERED BY THE CHANCERY COURT OF DELAWARE ONLY AFTER A LAWSUIT WAS FILED BY ASSET VALUE TO COMPEL THE MEETING.

     Asset Value and two other investors own approximately 15% of the outstanding common stock of Cortech ("Cortech Stock"), making them by far the largest stockholders. As of this date, no one other than Asset Value, including management, has mailed a proxy statement in connection with the Meeting and therefore Asset Value does not know what other proposals will be submitted to stockholders. In correspondence with Asset Value, the Chairman of Cortech indicated that Cortech may offer a proposal to amend the Certificate of Incorporation to declassify the Board ("the Declassification Amendment"). Under the Certificate of Incorporation and Bylaws currently in effect, the Cortech board has five members whose terms are staggered so that no more than two terms expire in any one year. A staggered board, sometimes referred to as a classified board, is an obstacle to gaining control of the Board in any one year. If management proposes the Declassification Amendment and it is approved by stockholders, Asset Value will seek to elect five nominees to the Board, who, if elected, would comprise the entire Board, transferring control of Cortech to Asset Value.

     If management does not propose the Declassification Amendment or if it is proposed and not approved by stockholders, Asset Value will seek to gain control of Cortech at the Meeting by proposing to amend the Bylaws to increase the number of directors from five to seven (the "Board Amendment") and subject to the approval of the Board Amendment, to elect its four nominees as directors (the two vacancies available under the current Bylaws plus the two vacancies created by the Board Amendment). If the Board Amendment is approved and four Asset Value nominees are elected, Asset Value's nominees will constitute a majority of the Board and therefore control of Cortech will transfer to Asset Value.

     If the Declassification Amendment is not offered or not approved and the Board Amendment is not approved, Asset Value will seek to have two of its nominees elected as directors in opposition to any other nominees for the two vacancies available under the Bylaws currently in effect.

     In the past, Cortech has also sought the ratification of Arthur Andersen LLP as the Company's independent auditors. Asset Value will vote: FOR the ratification of Arthur Andersen LLP as the Company's independent auditors if it is proposed; FOR the Declassification Amendment if it is proposed; and FOR the Board Amendment and Asset Value nominees. Since no other proxy
-------------
     1 Asset Value is a Delaware limited partnership which is wholly-owned by Kent Financial Services, Inc., a Delaware corporation ("Kent") the shares of which are publicly traded on NASDAQ under the symbol KENT. Asset Value was organized in September, 1990 for the purpose of investing in securities, principally marketable securities. Additional information about Asset Value and its management and about Kent and the names of its officers, directors and controlling stockholders and their ownership interests is presented on Schedule 1 of this Proxy Statement.

statement has been filed or mailed, Asset Value does not know what other proposals will be submitted to stockholders and therefore, Asset Value also is seeking express authorization from stockholders to vote proxies on any other matter whether or not it becomes known prior to the Meeting.

     The close of business on July 10, 1998 has been fixed by the Company as the record date in determining the number of shares eligible to vote at the Meeting. A copy of this Proxy Statement and white Proxy Card will be mailed to all stockholders entitled to vote at the Annual Meeting. According to the Company's Form 10-Q filed for the quarter ended March 31, 1998, the number of shares entitled to vote at the Meeting are 18,523,918 ("Shares"). The quorum for the Meeting is 9,261,960 Shares. The favorable vote of a majority of Shares entitled to vote at the Meeting (9,261,960 Shares) are required to approve the Declassification Amendment if it is proposed. The approval of the Board Amendment and the election of Directors also require the favorable vote of a majority of Shares present and voting at the Meeting.

     In reliance upon Rule 14a-5(c)of the Securities and Exchange Act of 1934 2, reference is made to management's proxy statement or information statement for a full description of management's proposals (if any), as well as information with respect to the number of Shares eligible to vote at the Meeting, the quorum, the securities ownership of the Company, information about the Company's officers and directors, including compensation, information about the ratification of the appointment of Arthur Andersen LLP as independent auditors (if proposed) and the date by which stockholders must submit proposals for inclusion in the next annual meeting.


PLEASE READ THE FOLLOWING MATERIAL WITH CARE BECAUSE WE BELIEVE THAT CORTECH'S FUTURE DEPENDS ON YOUR VOTE.

                              WE URGE YOU TO VOTE:

         FOR THE DECLASSIFICATION AMENDMENT, if it is proposed or if the
                         Board is not declassified then

                     FOR THE BOARD AMENDMENT (which will add
                        two vacancies on the Board for a
                                 total of four.)

             FOR ALL OF ASSET VALUE'S NOMINEES (which in combination
           with the Declassification Amendment or the Board Amendment would effect a change
                           of control to Asset Value)


-----------
     2 Rule 14a-5(c) provides that "any information contained in any other proxy soliciting material which has been furnished to each person solicited in connection with the same meeting or subject matter may be omitted from the proxy statement, if a clear reference is made to the particular document containing such information."

                FOR GRANTING ASSET VALUE AUTHORITY TO VOTE ON ANY
                   OTHER MATTERS WHICH COME BEFORE THE MEETING

     We are seeking your vote because we believe that the incumbent Board has exercised poor judgment in governing Cortech and that Asset Value's nominees would provide better leadership because they are not tied to what we think are the failures of the past.

     At the end of fiscal  1997,  Cortech  had net assets of only $15.4  million after losing over $70 million since 1993 in a failed attempt to exploit Cortech's technology. The incumbent Board then proceeded to expend $673,000 of Cortech's limited resources promoting a merger with BioStar, Inc. (the "Merger"), a company with a $5.6 million negative net worth even though Asset Value warned the Board from the start that the Merger was not in the interests of stockholders3 who, Asset Value said, would never approve such a transaction. The Merger was canceled on May 7,1998.

                  Only Asset Value was willing to use its time
                        and money to publicly oppose the
                                     Merger!

     Within two weeks, Kenneth Lynn, the former CEO, left Cortech, taking with him, what we would call, a "departure bonus" of almost $500,000, another 3.5% of Cortech's remaining cash of $14.3 million. The calculation of the $500,000 departure bonus was derived by adding 20 months of salary ($442,000), future consulting fees of an undisclosed amount and health insurance coverage for 18 months estimated at $600 per month as reported in Cortech's Form 8-K filed on May 18, 1998.

      We ask you. Do you want Cortech led into the future by an incumbent
              Director or any other nominee connected to the past?


                              Don't take a chance.
                               Vote for a change.
                        Vote for Asset Value's nominees!

                                  MORE RED INK!
                                  ------------

     After the termination of the Merger, Cortech's Form 10-Q for the first quarter of 1998 revealed that Cortech's losses not only continued but increased compared to last year. In a quarter with No research and development activities and No revenues, Cortech still had approximately 15
--------
     3 Asset Value has not retained an independent financial adviser and its conclusions are solely based on the opinion of its manager, Asset Value Management, Inc. which was reached after reviewing management's proxy material for the Merger, including the opinion of management's financial adviser.

full-time4 employees and general and administrative expenses of $1,522,000, of which, according to Cortech, merger expense only accounted for approximately $673,000.

               The question we believe you should ask yourself, is

              ARE YOU BETTER OFF NOW THAN YOU WERE FIVE YEARS AGO?

     In what we think is the biggest bull market in history, Cortech Stock prices have declined from $18.25 per share in 1993 to $.50 per share in 1998, making Cortech, by any comparison, in our view, one of the poorest stock market performers during this period--AND THAT'S NO BULL!



                                  COMPARISON OF
                CORTECH'S STOCK PERFORMANCE (NASDAQ SYMBOL-CRTQ)
                                       TO
                      THE NASDAQ BIOTECHNOLOGY INDEX (IXBT)
                                     AND THE
                AMERICAN STOCK EXCHANGE BIOTECHNOLOGY INDEX (BTK)

                            [GRAPH THE ABOVE]


               Cortech         IXBT        BTK
               ------          -----      ------
1993          $18.25          197.88      115.78

1994           14.25          161.40       82.06

1995            3.65625       304.30      133.77

1996            3.8125        314.48      144.56

1997            2.03125       304.89      163.28

7/17/1998        .50          335.15      144.16


                              NOT A PRETTY PICTURE!

--------
     4    Cortech  does not  disclose  whether  there are  additional  part-time employees and consultants still hanging on.

                              TOO LITTLE, TOO LATE
                              --------------------

     Seven months after Asset Value first asked for representation on the Board; long after the Board was sued for misfeasance; after Cortech had spent $673,000 on the failed Merger; after Cortech had lost another approximately $3.4 million from operations (from September 30, 1997 through March 31, 1998), finally on May 11, 1998 the Cortech Board expressed an interest in meeting with Asset Value's manager, Paul Koether. By this time, Asset Value had already spent or committed significant amounts of its own funds (estimated to exceed $125,000 including counsel fees and management time) in opposing the Merger and in securing control of the Board because it believed that a change in course for Cortech was absolutely essential and because it believed that a Board controlled by the incumbents would not embrace the necessary changes. Asset Value thought that the Board's offer to meet, in and of itself, was too little too late.

     Asset Value was willing to meet only if the Board would first take the following steps which, in the view of Asset Value, would enhance stockholder value and stockholder democracy: 1) lift the Poison Pill put in place by the incumbent Board without stockholder approval ; 2) amend the By-laws to allow stockholders owning 10% or more to call a special meeting; 3) eliminate the current classification of the Board so that all directors would stand for election at the upcoming meeting and 4) elect three Asset Value nominees which would constitute a majority of the current five person Board. To date the Board has resisted all of these proposals although it did indicate in correspondence with Asset Value that it may propose to declassify the Board at this Meeting.

     Supporters of classified boards and poison pills claim that they are tools for directors to resist takeovers that they deem unfair to stockholders. Whatever the justification for classified boards and poison pills in general, in the case of Cortech, Asset Value believes that they have served only to prevent competition for control. Moreover, in Asset Value's view, this Board's approval of the BioStar transaction exemplifies how these "tools" can be misused in the hands of directors who have bad judgment. If elected, Asset Value's nominees will remove the poison pill and if the Declassification Amendment is not proposed at the this Meeting, Asset Value will seek to have stockholders approve a declassification at the next Annual Meeting.

                  THE BOARD'S VERSION OF STOCKHOLDER DEMOCRACY

     This Board called this Meeting only after Asset Value filed to have the Delaware courts compel Cortech to hold the Meeting. We ask you: Why would the Board fail to call a meeting within the time required by law? Why is the Board spending your money and our money to delay what we believe will be the day of reckoning when the stockholders will finally be given a choice between what in our view, is the failed past and what we think will be a better future. In making this choice, we ask you to consider that Asset Value has committed not to seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit. Moreover Asset Value's nominees do not intend to take any fees for managing Cortech.

                               SAME OLD; SAME OLD

     Bert Fingerhut, an incumbent Cortech director, replaced Kenneth Lynn as CEO. Mr. Fingerhut responded to Asset Value's request for majority control of the Board by offering to declassify the Board and to designate one Asset Value nominee on a five member slate. In addition to himself and incumbent Charles Cohen, Mr. Fingerhut's proposed slate would include Edward Finkelstein and John Papp. Mr. Fingerhut described Messrs Finkelstein and Papp as newcomers but we believe they are two cronies of management. As Mr. Fingerhut himself disclosed, "As you know, Mr. Finkelstein and his associates have a significant ownership stake in Cortech" (although Mr. Finkelstein and his unnamed associates presumably own less than 5% since no Schedule 13D has been filed) and "Dr. Papp is familiar with Cortech's intellectual property from his service as a Director of CDC, a research and development affiliate of Cortech." (emphasis added).

                         TIME AND MONEY ARE RUNNING OUT!

     On May 18, 1998, CEO Kenneth Lynn left Cortech. We believe that Mr Lynn was made a scapegoat for what we think is Cortech's prior mismanagement. But in our opinion, Mr. Lynn was a symptom of what is wrong with Cortech not the source, at least, in our view, not the only source. In the past five years (including the first quarter of 1998), Cortech has lost over $70 million, and as of March 31, 1998, had cash of only $14.3 million. We ask, does Lynn's departure absolve the incumbent Board members of their responsibility for these losses? We think the answer is a resounding No!


                  PICTURE OF HOUR GLASS WITH CONTENTS READING


                                                            CASH REMAINING AT
                                                            MARCH 31, 1998
                                                            $14.3 million



                                                            CASH LOSSES FROM
                                                            INCEPTION (1982) TO
                                                            DATE $86 million!!!

     And we ask where were Mr. Fingerhut's recommended nominees, Mr. Finkelstein and Dr. Papp while Cortech was losing all this money? Right behind the Board, we think!


                               STOP THE RED INK!
                               ----------------

     Asset Value considers a shutdown of Cortech an alternative which must be considered, particularly in view of the continued losses reported in the first quarter of 1998. Such a course however, has risks, including the possible further diminishment of Cortech's technology and the possible cessation of Cortech as a going concern. The matter would be further evaluated with current employees once Asset Value gained control, therefore, there is no assurance that Cortech would be shut down.

     Asset Value can only give stockholders the assurance that its nominees will try to further reduce Cortech's expenses and will move as quickly as possible to secure a merger partner. Expenses that will be particularly scrutinized for cuts are any part-time employees or consultants and employees engaged in any activity other than care taking. The new Board would seek to reduce, if possible, any professional fees unrelated to seeking a strategic partner. Asset Value's nominees have pledged to take no fees for serving as directors.

                         THE SHAPE OF THINGS TO COME 5
                         -----------------------------

     So, what else will Asset Value do if it obtains control of the Cortech Board? We believe that once the Cortech Board determined to change control of Cortech, it should have sought competitive transactions more aggressively, by advertising in the financial media, by engaging an investment banker from the outset to solicit merger partners and by publicly stating that the Board was conducting an open bidding process for control of Cortech. If elected Asset Value's nominees will take these steps. Asset Value has no specific merger partner in mind and has considered possible alternatives for the future of Cortech only in a preliminary way. In the course of its own business, however, Asset Value constantly reviews investment opportunities and in connection with this process has seen companies which might be attractive strategic partners for Cortech although additional analysis would be required to determine whether any of these companies are a fit with Cortech.


     The principal standards for seeking a candidate would be balance sheet quality and positive earnings. Asset Value also believes that a private company which seeks a public market or a public company which needs Cortech's assets to qualify for NASDAQ, would consider these attributes as well as cash in calculating Cortech's value. As of March 31, 1998, Cortech's total assets were $14.9 million of which cash and cash equivalents were $14.3 million. Asset Value is not sure, however, that there are potential acquisitions or mergers that would be attractive for Cortech. One thing is certain however, Asset Value will not seek to merge Cortech with any affiliate or entity in which Asset Value is an investor. Asset Value intends to benefit from its Cortech investment only to the same extent other stockholders benefit.

------------
     5    H.G. Wells

   WARNING: "Those who cannot remember the past are condemned to repeat it."6
   -------

     In our opinion, several individuals and entities, other then Cortech stockholders would have reaped the benefits of the Merger with BioStar. We believe that Mr. Lynn stood to benefit from the Merger because it would have triggered his golden parachute ($1,300,000 for him and others with severance agreements) and enabled him (and other Board members and executive officers) to exercise 623,535 options. BioStar's management would have received additional compensation and options in connection with the Merger. In fact, it seems to Asset Value, that every participant was to profit from the Merger except the public stockholders of Cortech, who would have suffered a dilution in book value per Cortech share of 64% (from an historical $.83 to a pro forma $.30) while BioStar stockholders would have enjoyed an improvement in book value from an historical negative ($2.86) to a positive $.17 per share. Remember. Only Asset Value was willing to spend its time and money to publicly oppose the Merger!


                              PLEASE ASK YOURSELF:

               DO YOU WANT A BOARD COMPRISED OF ANY DIRECTORS WHO
                 SERVED WHILE CORTECH WAS LOSING ALL THIS MONEY?

               DO YOU WANT FUTURE TRANSACTIONS SELECTED BY ANYONE
              WHO EITHER APPROVED THE MERGER OR STOOD SILENT WHILE
                            THE MERGER MOVED FORWARD?

                  WE HOPE YOUR ANSWER WILL BE : CERTAINLY NOT!

                 PLEASE SEND THE WHITE PROXY CARD TO ASSET VALUE
              AND VOTE TO DECLASSIFY THE BOARD (if it is proposed by
               management); TO INCREASE THE BOARD (if the Board is
                            not declassified) AND TO
                      ELECT ALL OF ASSET VALUE'S NOMINEES.

             IF THE BOARD IS DECLASSIFIED OR THE BOARD IS INCREASED
              AND ASSET VALUE'S NOMINEES RECEIVE THE HIGHEST NUMBER
               OF VOTES CONTROL OF CORTECH WILL TRANSFER TO ASSET
                                     VALUE.

     Remember, Asset Value will not merge Cortech with an Asset Value affiliate or a company in which Asset Value is a stockholder. Asset Value believes it should gain from any future acquisition or Merger involving Cortech only to the extent all stockholders benefit. Asset Value's nominees have pledged not to accept any fees for serving as directors.
-----------
     6     The Life of Reason, (1905) George Santayana

                             IT'S TIME FOR A CHANGE.
                                VOTE FOR CHANGE.
                              VOTE FOR ASSET VALUE.

                                   PROPOSAL 1

                          DECLASSIFICATION OF THE BOARD

     If management proposes the Declassification Amendment, Asset Value will support it. To effect a declassification, Article IX, Section 1 of the Certificate of Incorporation of Cortech must be amended to require all directors to stand for election each year. The affirmative vote of a majority outstanding Shares are required to approve this proposal (9,261,960 Shares).

     If management proposes the Declassification Amendment, Asset Value urges you to vote FOR the approval of the proposal to amend Article IX, Section 1, of the Certificate of Incorporation which will require all directors to stand for election each year, commencing with this Meeting.

                                   PROPOSAL 2

                                INCREASE IN BOARD

     If management does not propose the Declassification Amendment or if it is proposed but not approved by stockholders, Asset Value is asking for your support to approve a proposal to amend Article 3 Section 3.1 of the Bylaws of Cortech to set the number of directors serving on the Board at seven. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting are required to approve this proposal. THIS PROPOSAL WILL NOT BE SUBMITTED IF THE DECLASSIFICATION AMENDMENT IS PROPOSED AND APPROVED.

     If the Board Amendment is submitted, Asset Value urges you to vote FOR the approval of the proposal to amend Article 3 Section 3.1 of the Bylaws of Cortech to set the number of directors to serve on the Board at seven.

                                   PROPOSAL 3

                              ELECTION OF DIRECTORS

     Asset Value is asking for your support to elect its  nominees.  Article II,
Section 2.2 of the Company's Bylaws, purports to require that to bring business before the annual meeting, a stockholder must provide timely, written notice to the secretary describing the business and providing information about the stockholder, including name and address and beneficial ownership. The affirmative vote of a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting are required to elect each of the Asset Value nominees. If any other proponent, including management, proposes any nominees, information about them, including beneficial ownership of Cortech Shares and compensation can be found in the proponent's proxy statement. If the Declassification Amendment is approved, all five Asset Value nominees will stand for election. If the Board is not declassified, but the Board Amendment is approved, Asset Value nominee Mathew E. Hoffman will withdraw as a candidate for election. If there are only two vacancies, only Paul O. Koether and Mark W. Jaindl will stand for election. The biographical data, including age, principal occupation or employment, and other affiliations and business experience of each Asset Value nominee during the last five years follows:


     Paul O. Koether, age 61, is principally engaged in the following businesses: (i) as Chairman and director of Kent Financial Services, Inc. ("Kent") since July 1987 and President since October 1990 and the general partner since 1990 of Shamrock Associates, an investment partnership which is the principal stockholder of Kent and (ii) various positions with affiliates of Kent, including Chairman since 1990 and a registered representative since 1989 of T. R. Winston & Company, Inc. ("Winston") and since July 1992, a director of American Metals Service, Inc., ("AMS") which was an indirect, majority-owned subsidiary of Kent before its Shares were distributed to Kent's stockholders. Mr. Koether also has been Chairman since April 1988, President from April 1989 to February 1997 and director since March 1988 of Pure World, Inc., formerly American Holdings, Inc., ("Pure World") and since December 1994 has been a director and since January 1995 has been Chairman of Pure World's majority-owned subsidiary, Madis Botanicals, Inc., ("Madis") a manufacturer and distributor of natural products. He is also Chairman and a director of Pure World's principal stockholder, Sun Equities Corporation, ("Sun") a private company. Mr. Koether served as Chairman and a director of NorthCorp Realty Advisors, Inc., an asset management company, ("NorthCorp") from June 1992 when it was acquired by Pure World until August, 1994 when it was merged and renamed Crown NorthCorp, Inc.

     Mark W. Jaindl, age 38, is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank. He has served as Senior Vice President of Pure World from June 1992 until May 1995 and as a director since October 1994. He was Senior Vice President of Madis from December 1994 until May 1995 and a director of Madis since December 1994 and he has served as a director of AMS since July 1992. Mr. Jaindl was a director of NorthCorp from June 1992 until September 1994 and was Interim President of NorthCorp from February 1994 until August 1994. From May 1982 to October 1991 and again since May 1995 he has served as Chief Financial Officer of Jaindl Farms, which is engaged in diversified businesses, including the operation of a 12,000-acre turkey farm, a mobile home park, a John Deere dealership and a grain operation. Mr. Jaindl also served as the Chief Financial Officer of Jaindl Land Company, a developer of residential, commercial and industrial properties in eastern Pennsylvania.

     John W. Galuchie, Jr., age 45, a certified public accountant, is principally engaged in the following businesses: (i) Winston, as President since January 1990 and director since September 1989; (ii) Kent, in various executive positions since 1986 and a director from June 1989 until August 1993; (iii) Pure World, as Executive Vice President since April 1988, director from January 1990 until October 1994 and for more than five years as Vice President and director of Sun; (iv) AMS as Vice President, Treasurer and a director since July 1992. Mr. Galuchie served as a director of Crown NorthCorp, Inc., the successor corporation to NorthCorp from June 1992 to August 1996.

     James L. Bicksler, age 60, is a Professor of Economics and Finance, Graduate School of Management, Rutgers University, a position he has held since 1969.

     Mathew E. Hoffman, age 44, is the head of the litigation department of Todtman, Nachamie, Hendler & Spizz P.C., a position he has held since January, 1997. From May 1994 until January, 1997 Mr. Hoffman was a partner of the law firm of Rosen & Reade. From February 1989 to May 1994, he was a partner of Keck, Mahin & Cate. Since September 1994, Mr. Hoffman has served as a director of Kent.


     Asset Value urges you to vote FOR the nominees described above. They will seek to maximize stockholder values and pledge to cooperate with and consider the proposals of other stockholders.


     If more than a majority of outstanding Cortech Shares vote for the Declassification Amendment (if it is proposed by management) and all of Asset Value's nominees are elected, Asset Value's nominees will comprise the entire Board and control will transfer to Asset Value. If the Declassification Amendment is not proposed by management or if it is proposed but not approved but a majority of Shares present by proxy or in person vote in favor of the Board Amendment, there will be four vacancies on the Board and the four nominees receiving the highest vote (whether Asset Value's nominees or any other proponent's nominees) will be elected to the Board. If Asset Value's four nominees are elected, Asset Value's nominees will constitute a majority of the Board and control of Cortech will transfer to Asset Value.

     If the Board Amendment is not approved, the two nominees (whether Asset Value's nominees or any other proponent's nominees) receiving the highest number of votes cast at the meeting will be elected. Asset Value makes no provision for voting for management's nominees or any other nominees, therefore if you vote for fewer than all of Asset Value's nominees, you will not have an opportunity to vote for candidates to fill other vacancies to the Board.

     Even if you have voted against declassifying the Board or increasing the Board please vote for Asset Value's nominees. The nominees receiving the highest number of votes will be elected. If the Declassification Amendment is not proposed or is proposed but not approved and the Board Amendment is not approved, two of Asset Value's nominees can still be elected if their votes exceed the votes for any other nominees. Therefore if you agree that it is time for a change, a real change, VOTE

    YES to the Declassification Amendment if it is proposed and if it is not proposed or if it is proposed and not approved then

                           YES to the Board Amendment

                                       and

                           FOR Asset Value's nominees

                                   PROPOSAL 4

                       RATIFICATION OF INDEPENDENT AUDITOR

     In the past management has proposed the ratification of Arthur Andersen LLP as Cortech's independent auditor. If management again submits this proposal, information about the matter can be found in management's proxy statement. Asset Value favors the ratification of Arthur Andersen LLP as Cortech's independent auditor.


                                   PROPOSAL 5

                     AUTHORIZATION TO VOTE ON OTHER MATTERS

     Asset Value is seeking express authority to vote on any other matters which come before the Meeting. Other proponents may submit to stockholders proposals yet unknown. Therefore Asset Value seeks authority to vote on any proposals which become known subsequent to the mailing of this proxy statement. If this authority is granted, it means that the proxy can be voted on any other matter that comes before the meeting without further consultation with, solicitation of or disclosure to the grantor of the proxy. However, even if you grant this authority, remember you can always revoke any proxy at anytime even at the meeting by following the procedures outlined below under "REVOCATION OF PROXIES".


                       REQUIRED VOTE AND MANNER OF VOTING

     If management submits the Declassification Amendment and more than a majority of outstanding Shares vote in favor of it, there will be five vacancies on the Board and the nominees receiving the highest vote (whether Asset Value's nominees or any other proponent's nominees) will be elected to the Board. If the Declassification Amendment is not proposed or is proposed but is not approved and more than a majority of Shares present by proxy or in person vote in favor of the Board Amendment, there will be four vacancies on the Board and the four nominees receiving the highest vote (whether Asset Value's nominees or any other proponent's nominees) will be elected to the Board. If the Board Amendment is not approved the two nominees (whether Asset Value's nominees or any other proponent's nominees) receiving the highest number of votes cast at the meeting will be elected.

     If more than a majority of Shares voting at the Meeting vote for the ratification of Arthur Andersen LLP as Cortech's independent auditor, this proposal will be approved. If a proxy grants express authority to vote the proxy on any other matter that comes before the Meeting, the proxies will be entitled to vote on any matter without further consultation with, solicitation of or disclosure to the grantor of the proxy. If a proxy does not grant such authority, then the proxy can be voted on other matters but not on any matter which becomes known a reasonable time before the Meeting.

     Valid proxies will be voted as instructed therein, but absent instructions on the white proxy card, will be voted FOR the Declassification Amendment if it is proposed. If the Declassification Amendment is not proposed or if it is proposed and not approved, the white proxy card will be voted FOR the Board Amendment. In all cases, the white proxy card will be voted FOR Asset Value's nominees, FOR the ratification of Arthur Anderson LLP (if it is proposed)and FOR authority to vote on any other matter which comes before the meeting. Absent that express authority the proxy can still be voted on any other matter except a matter that is known a reasonable time before the Meeting. Abstentions and broker non-votes (where a nominee holding Shares for a beneficial owner has not received voting instructions from the beneficial owner on a particular matter and the nominee does not vote the Shares) will be counted in the determination of a quorum but will not be counted for or against any proposal. We urge you to sign, date and return the white proxy card in the enclosed envelope. No postage is required if mailed in the United States.

                              SHARES IN STREET NAME

     If you hold your Cortech Shares in the name of a brokerage firm or bank, your broker or banker cannot vote the Shares until the broker or banker receives specific instructions from you. Please contact the party at the brokerage firm or bank responsible for your account to make sure that a proxy is executed for your Cortech Shares on the white proxy card.

                              REVOCATION OF PROXIES

     If you have executed any proxy card before receiving this Proxy Statement, you have every right to change your vote by signing, dating and returning the enclosed white proxy card in the postage-paid envelope provided. Only your latest dated proxy will count at the Meeting. Any proxy, including the proxy solicited hereby, may be revoked at any time before it is voted by (i) submitting a duly executed proxy bearing a later date to the Secretary of the Company or to Asset Value, (ii) filing with the Secretary of the Company a written revocation or (iii) attending and voting at the Meeting in person.

                              SOLICITATION EXPENSE

     Asset Value, Mark W. Jaindl and Frederick J. Jaindl (see Schedule 1) will bear the cost of preparing, assembling and mailing the enclosed form of proxy, this proxy statement and other material which may be sent to stockholders in connection with this solicitation. Officers and regular employees of Asset Value or its affiliates may solicit proxies by mail, telephone, telegraph, facsimile and personal interview, for which no additional compensation will be paid. In addition, Asset Value has retained Beacon Hill Partners, Inc. ("Beacon Hill") to solicit proxies on its behalf. In connection with the solicitation in opposition to Cortech, Asset Value has agreed to pay Beacon Hill up to $15,000 plus expenses, part of which is a success fee. Asset Value advanced Beacon Hill $3,000 to cover expenses. It is anticipated that the cost to Asset Value in connection with this solicitation (including filings in opposition to the Merger) will be approximately $125,000.

                                            Very truly yours,


                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership



                                    IMPORTANT

     If your Shares are held in "Street Name" only your bank or broker can vote your Shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:

                           BEACON HILL PARTNERS, INC.
                                 90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814

 SCHEDULE 1



              ADDITIONAL INFORMATION ABOUT ASSET VALUE FUND LIMITED
               PARTNERSHIP, MARK W. JAINDL AND FREDERICK J. JAINDL


     Asset Value Fund Limited Partnership ("Asset Value") is engaged in investing in securities. The sole general partner of Asset Value is Asset Value Management, Inc. ("Asset Value Management"). Asset Value Management is a wholly-owned subsidiary of Kent Financial Services, Inc. ("Kent"), whose principal business is the operation of T. R. Winston & Company, Inc. ("TRW"), its wholly-owned subsidiary. TRW is a securities broker-dealer registered with the National Association of Securities Dealers, Inc. Asset Value, Asset Value Management, Kent and TRW maintain offices at 376 Main Street, Bedminster, New Jersey 07921.

     Mark W. Jaindl ("Mark Jaindl") is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown, PA 18104 ("American Bank"). (For additional information on Mark Jaindl, see PROPOSAL 1, ELECTION OF DIRECTORS.) Frederick J. Jaindl ("Fred Jaindl") is the sole proprietor of Jaindl Farms (turkey farming), whose principal business address is 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is Chairman of American Bank. Mark and Fred Jaindl are the principal stockholders of American Bank. Mark Jaindl is the son of Fred Jaindl.

     As of March 23, 1998, Asset Value holds 2,000,000 Cortech Shares or approximately 10.80% of the total Cortech Shares outstanding. Mark Jaindl holds 250,000 Cortech Shares, or approximately 1.35% and Fred Jaindl holds 520,000 Cortech Shares or approximately 2.80%. Asset Value, Mark Jaindl and Fred Jaindl disclaim the beneficial ownership of each other's Cortech Shares. Purchases and sales of Cortech Shares by Asset Value, Mark Jaindl and Fred Jaindl are listed on Schedule 2.

     During the past ten years, none of Asset Value, Mark Jaindl, Fred Jaindl, Asset Value Management, Kent, TRW, or the Directors and Executive Officers of Kent has been convicted in a criminal proceeding.


                            DIRECTORS AND EXECUTIVE OFFICERS
                            OF KENT FINANCIAL SERVICES, INC.

                                                                 Percent of Direct or
                                                                  Indirect Ownership
 Name and Address                 Position and Office          of Voting Securities of
of Beneficial Owner               Currently Held            Kent Financial Services, Inc.
-------------------               -------------------       -----------------------------
Paul O. Koether                   Chairman, Director                 44.90%
 211 Pennbrook Road                and President
 Far Hills, NJ 07931

John W. Galuchie, Jr.             Vice President and
  376 Main Street                  Treasurer                          2.32%
 Bedminster, NJ 07921

Mark Koscinski                    Vice President                         *
  376 Main Street
  Bedminster, NJ 07921

M. Michael Witte                  Director                            1.15%
 1120 Granville Avenue
 Suite 102
 Los Angeles, CA 90049

Casey K. Tjang                    Director                               *
 56 Hall Drive
 Clark, NJ 07066

Mathew E. Hoffman                 Director                               *
 62 Rosehill Avenue
 New Rochelle, NY 10804
_________________________________________
*Less than 1 percent



                                                                      SCHEDULE 2



                      PURCHASES AND SALES OF CORTECH SHARES

ASSET VALUE<F1>

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
07/25/97                  20,000                      $.61375            $   12,275.00
07/31/97                   6,700                       .625                   4,321.50
08/06/97                   9,100                       .6875                  6,256.25
08/07/97                   2,600                       .6875                  1,787.50
08/08/97                   3,100                       .6875                  2,131.25
08/12/97                 458,500                       .6875                315,218.75
08/15/97                   5,100                       .6875                  3,506.25
08/18/97                   5,200                       .6689                  3,478.28
08/19/97                   3,200                       .65625                 2,100.00
08/20/97                   9,000                       .65625                 5,906.25
08/21/97                   8,500                       .6875                  5,843.75
08/27/97                 146,800                       .6875                103,861.00
09/08/97                  22,000                       .6875                 15,125.00
09/11/97                  20,000                       .703125               14,062.50
09/15/97                  26,000                       .703125               18,281.25
09/16/97                   7,700                       .703125                5,414.06
09/17/97                   4,000                       .703125                2,812.50
09/24/97                  31,425                       .703125               22,095.70
09/30/97                  89,600                       .703125               63,000.00
10/01/97                  56,000                       .703125               39,375.00
10/02/97                   1,475                       .703125                1,037.11
10/06/97                  25,000                       .6875                 17,187.50
10/07/97                   2,000                       .6875                  1,375.00
10/07/97                   6,500                       .71875                 4,671.88
10/07/97                 336,000                       .703125              236,250.00
10/08/97               1,556,757                       .65                1,011,892.05
10/08/97                   5,000                       .75                    3,750.00
10/08/97                  20,000                       .71875                14,375.00
10/09/97                   2,000                       .71875                 1,437.50
10/09/97                   5,000                       .765625                3,828.13
10/09/97                  18,500                       .75                   13,875.00
10/10/97                   4,500                       .78125                 3,515.63
10/14/97                   1,000                       .78125                   781.25
10/14/97                   6,000                       .8125                  4,875.00
10/28/97                  15,000                       .6875                 10,312.50
10/30/97                  13,000                       .6875                  8,937.50
10/30/97                  12,000                       .65625                 7,875.00
11/03/97                   3,700                       .6875                  2,543.75
11/04/97                   4,900                       .65625                 3,215.63
11/05/97                  12,000                       .6875                  8,250.00
11/05/97                   2,500                       .65625                 1,640.63
11/07/97                  11,300                       .65625                 7,415.63
11/10/97                  58,343                       .65625                38,287.59
11/11/97                  10,500                       .65625                 6,890.63

                                                         (table continued on next page)




(table continued from previous page)


Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
11/14/97                   4,000                       .65625                 2,625.00
11/14/97                   8,500                       .6875                  5,843.75
11/17/97                   9,700                       .65625                 6,365.63
11/18/97                  11,300                       .65625                 7,415.63
11/24/97                   5,000                       .640625                3,203.13
                       ---------                                         -------------
                       3,106,000                                         $2,086,524.84
                       ---------                                         -------------

Dates sold            Number of shares sold         Price per share<F2>    Total
----------            -------------------------     ---------------      -------------
08/13/97                   3,000                      $.6875             $    2,062.43
08/29/97                   3,000                       .71875                 2,156.17
09/17/97                   2,000                       .71875                 1,437.45
09/30/97                   3,000                       .71875                 2,156.17
10/07/97                 325,000                       .65                  211,242.95
02/10/98                 770,000                       .6705                516,285.00
                       ---------                                         -------------
                       1,106,000                                            735,340.17<F3>
                       ---------                                         -------------
                       2,000,000                                         $1,319,425.00
                       =========                                         =============


MARK W. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 250,000                       .6705             $  167,625.00
                      ==========                                         =============



FREDERICK J. JAINDL

Dates purchased       Number of shares purchased    Price per share<F2>    Total
---------------       --------------------------    ---------------      -------------
02/10/98                 520,000                       .6705             $  348,660.00
                      ==========                                         =============



<F1>     Excludes the purchase for an aggregate  amount of $11,251.52 on October
         8, 1997 of warrants to purchase 562,576 shares of Cortech stock, which were contributed back to the capital of Cortech on October 18, 1997.
         No shares were purchased with or are being held with borrowed funds.

<F2>     Price excludes brokerage commissions, if any.

<F3>     Reflects loss on sale of $31,759.67.

REVISED PRELIMINARY OPPOSITION PROXY CARD

                                  Cortech, Inc.
                 Annual Meeting To Be Held On September 4, 1998
       This Proxy Is Being Solicited On Behalf Of Asset Value Fund Limited
                          Partnership ("Asset Value")

     The undersigned hereby appoints Paul O. Koether, Mark W. Jaindl and John W. Galuchie, Jr. or any of them, the undersigned's proxies, each with full power of substitution, to vote all Shares of Common Stock of Cortech, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held on September 4, 1998 at 9:00 a.m. local time at the Renaissance Hotel, 3801 Quebec Street, Denver, Colorado on September 4, 1998 (the "Meeting") and at any adjournments or postponements thereof and, without limiting the generality of the power hereby conferred, the proxy nominees named above and each of them are specifically directed to vote as indicated below.

     WHERE A CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED. IF NO CHOICE IS INDICATED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED

1. FOR THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION DECLASSIFYING THE BOARD (IF IT IS PROPOSED BY MANAGEMENT);
2. FOR THE AMENDMENT TO THE BYLAWS TO INCREASE THE NUMBER OF DIRECTORS TO SEVEN IF DECLASSIFICATION IS NOT PROPOSED OR IS NOT APPROVED;
3.   FOR THE ELECTION OF ASSET VALUE'S NOMINEES AS DIRECTORS;
4.   FOR THE RATIFICATION OF ARTHUR ANDERSEN LLP (IF IT IS PROPOSED BY
     MANAGEMENT);
5. FOR THE AUTHORIZATION TO VOTE ON ANY OTHER MATTERS WHICH COME BEFORE THE MEETING.

     Even if express authority to vote on any other matters is withheld, this proxy confers discretionary authority on the proxy nominees named herein and each of them to vote on such amendments, variations or other business except those matters which become known a reasonable time before the Meeting.

IF MANAGEMENT PROPOSES IT, ASSET VALUE RECOMMENDS A VOTE FOR DECLASSIFYING THE BOARD OF DIRECTORS.

1. To amend Article IX Section 1 of the Certificate of Incorporation of the Company to eliminate the current classification of the Board and require all directors to stand for election each year.

______FOR               ______AGAINST                ______ABSTAIN


IF MANAGEMENT DOES NOT PROPOSE DECLASSIFICATION OR IF DECLASSIFICATION IS NOT APPROVED, ASSET VALUE RECOMMENDS A VOTE FOR INCREASING THE NUMBER OF DIRECTORS FROM FIVE TO SEVEN.


2. To amend Article 3 Section 3.1 of the Company's Bylaws to set the number of directors to serve on the Board of Directors at seven.


______FOR               ______AGAINST                ______ABSTAIN

ASSET VALUE RECOMMENDS A VOTE FOR THE ASSET VALUE NOMINEES.

3. To elect Asset Value's nominees, Paul O. Koether, Mark W. Jaindl, John W. Galuchie, Jr., James L. Bicksler, and Mathew E. Hoffman to serve as Directors.

______FOR all nominees (except as marked to the contrary).

______WITHHELD authority to vote for all nominees.

For, except vote withheld from the following nominee(s):

--------------------------------------------------------------------------------


ASSET VALUE RECOMMENDS A VOTE FOR THE RATIFICATION OF ARTHUR ANDERSEN LLP.

4. To ratify the appointment of Arthur Andersen LLP as independent auditors for the year ended December 31, 1998.

______FOR               ______AGAINST                ______ABSTAIN


5. ASSET VALUE RECOMMENDS A VOTE GIVING EXPRESS AUTHORIZATION TO VOTE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENTS OR ADJOURNMENTS OF THE MEETING WITHOUT FURTHER DISCLOSURE, CONSULTATION OR SOLICITATION.

______GRANTED          ______WITHHELD                ______ABSTAIN


     The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement for the _________________, 1998 meeting.


                                      Dated:______________________________, 1998


------------------------------------------
                                      Signature of Stockholder


------------------------------------------
                                      Signature of Stockholder if Shares held in
                                      more than one name (Please sign exactly as
                                      name or names appear hereon. Full title of
                                      one  signing  in  representative  capacity
                                      should   be   clearly   designated   after
                                      signature.  If a corporation,  please sign
                                      in full corporate  name  by  President  or
                                      other   authorized   officer(s).     If  a
                                      partnership, please sign in partnership name by authorized person. If stock is in the name of two or more persons, each should sign. Joint owners should each sign. Names of all joint holders should be written even if signed by only one.)

ASSET VALUE RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3, 4 AND 5.

PLEASE PROMPTLY COMPLETE, DATE, SIGN AND MAIL THIS PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.